UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                     ------

                           OMNI MultiMedia Group, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68211 K 115
                    ----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 68211 K 115                13G                       Page 2 of 6 Pages

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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Richard A. Pilotte
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                                                   United States
- ------------------------------------------------------------------------------

                           (5) Sole Voting Power: 437,898 shares(which  includes
Number 137,890 shares of Shares of Common Stock underlying stock options which are exercisable within 60 days of the date hereof).

Beneficially               -----------------------------------------------------
                           (6) Shared Voting Power
Owned by                             -0-
                           -----------------------------------------------------
Each Reporting             (7) Sole  Dispositive  Power:  437,898  shares (which
                           includes  137,890  shares of Common Stock  underlying
                           stock options which are exercisable within 60 days of
Person With                the date hereof).
                           -----------------------------------------------------
                           (8) Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person 437,898 shares (which includes 137,890 shares of Common Stock underlying stock options which are exercisable within 60 days of the date hereof).
 -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          5.6%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
                                                               IN
--------------------------------------------------------------------------------








                                                               Page 3 of 6 Pages


Item 1(a).        NAME OF ISSUER:

                  OMNI MultiMedia Group, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  50 Howe Avenue, Millbury, Massachusetts 01527

Item 2(a).        NAME OF PERSON FILING:

                  Richard A. Pilotte

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  50 Howe Avenue, Millbury, Massachusetts 01527

Item 2(c).        CITIZENSHIP:

                  United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP NUMBER:

                  68211 K 115

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a).[ ]Broker or Dealer registered under section 15 of the Act

                  (b).[ ]Bank as defined in section 3(a) (6) of the Act

                  (c).[ ]Insurance  Company as defined in section  3(a) (19) of the Act

                  (d).[ ]Investment  Company  registered under section 8 of the
                          Investment Company Act

                  (e) [ ]Investment  Adviser registered under section 203 of the
                          Investment Advisers Act of 1940







                                                               Page 4 of 6 Pages

                  (f) [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g) [ ]Parent Holding Company,in accordance with ss.240.13d-1
                          (b) (ii) (G)

                  (h) [ ]Group, in accordance with ss.240.13d-1 (b) (1) (ii) (H)

Item 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           437,898  shares  of  Common  Stock,   which  includes
                           137,890 shares of Common Stock underlying stock options that are exercisable within 60 days of the date hereof.

                  (b)      PERCENT OF CLASS:

                           5.6%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      Sole  power to vote or to  direct  the vote:
                                    437,898   shares  of  Common   Stock   which
                                    includes  137,890  shares  of  Common  Stock
                                    underlying    stock    options    that   are
                                    exercisable within 60 days of the date hereof.

                           (ii)     Shared power to vote or to direct the vote:

                                    -0- shares

                           (iii) Sole power to dispose or to direct the disposition of:

                                    437,898   shares  of  Common   Stock   which
                                    includes  137,890  shares  of  Common  Stock
                                    underlying    stock    options    that   are
                                    exercisable within 60 days of the date hereof.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    -0- shares






                                                               Page 5 of 6 Pages

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.







                                                               Page 6 of 6 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           February   14, 1997
                                ------------------------------------------------
                                                   (Date)

                                             /s/ Richard A. Pilotte
                                ------------------------------------------------
                                                 (Signature)


                                Richard A. Pilotte, Vice President of Operations
                                ------------------------------------------------
                                                  (Name and Title)